Exhibit 99.1

Pacific Drilling Appoints James W. Harris as Chief Financial Officer

LUXEMBOURG (July 22, 2019) - Pacific Drilling S.A. (NYSE: PACD) today announced that Pacific Drilling’s Board has appointed James W. Harris to serve as the Company’s Senior Vice President and Chief Financial Officer.  Mr. Harris replaces Mr. Johannes (John) P. Boots, who, as previously announced, mutually agreed with the Company to step down from his position to pursue other opportunities.

Mr. Harris has over 30 years of experience in the energy industry, in a variety of financial leadership, strategic and business planning roles.  He most recently served as Executive Vice President, Drilling & Subsea of Forum Energy Technologies, Inc., having previously served Forum as Chief Financial Officer for 12 years.

Bernie G. Wolford, Jr., the Company’s Chief Executive Officer, stated “We sincerely appreciate the many contributions that John has made during his nearly 10-year tenure with the Company and we wish him all the best in his future endeavors.”

“We are excited to welcome Jim to the Pacific Drilling management team.  We are confident that his strong financial background and leading executive experience in the oilfield service sector will immediately benefit Pacific Drilling and its investors.”

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com